UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-December 2021	2

RESULTS January - December 2021

This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic”). Such information is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly-titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. The information contained herein should therefore only be considered in conjunction with Telefónica’s consolidated financial statements for the year ended December 31, 2021, as filed with the CNMV and the SEC, as well as other publicly available information regarding the Company. Additionally, please see the Company’s annual report for the year ended December 31, 2021 filed with the SEC for information on how non-IFRS information and “organic” variations are calculated. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report for the year 2021 submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. Disclaimer

Key takeaways Mr. José María Álvarez-Pallete Chairman & CEO

2021: strategic execution delivering positive results

Focus on core markets	• In-market **consolidation**: VMO2 in the UK, Oi mobile in Brazil expected in H1 22 • Key **5G spectrum** secured in UK, Spain and Brazil. **Enhanced network** in Germany • Acceleration in **FTTH rollout** in Spain and Brazil. Gigabit upgrade in the UK completed • **Digital** Consumer Ecosystem in Spain and Brazil (connectivity, entertainment, home, wellness, finance)
Reduced exposure to Hispam	• **Portfolio** simplification and value crystallisation; C. Rica & El Salvador sold at >7x EV/OIBDA • New **operating model & CapEx optimisation** (incl. fibre vehicles in Chile & Colombia) reduce capital employed (-22% y-o-y) • **Higher share of debt in local currencies** (28% of Group ND+leases in Latam currencies; +11 p.p. y-o-y)
T. Tech, a global digital business	• Outgrowing the market with **>30% revenue growth** in 2021 • **Increased scale**; c. €1bn revenues in 2021 • Strengthened capabilities; successful **M&A** and best-in-class **partnerships**
T. Infra, growing global infrastructure	• **Towers value optimised** (sold at record 30.5x multiple) • **Creating growth opportunities; fibre vehicles** (UGG, FiBrasil) with ongoing deployment & commercialisation • **Partnership with Pontegadea** reinforced in **submarine cables**
Streamlined & digital operating model	• Efficiency gains; **digitalisation** (80% processes); **technology solutions** (fibre, 5G, OpenRAN, green energy…) • Nurturing **talent,** embracing agile and flexible working. **Social Pact for Employment** signed in Spain • At the forefront of **Innovation** (core and open)

Sustainability: integral to Telefónica's long term success

1 Telefónica

2021 key metrics Strengthening connectivity leadership 369.1 Accesses +3% y-o-y Incl. VMO2, ex CR World leader ex-China(1) in UBB PPs: 159.2m Own PPs 84.5m (+10% y-o-y) Sustainable growth restored y-o-y organic Smart capital allocation CapEx/Sales 14.2% 2.0% 1.4% Revenues OIBDA Sound and resilient cash generation 2,648 3,755 FCF FCF (ex-spectrum) €m FCF per share €0.66 (ex spectrum) 2021 Dividend €0.3/share Significant debt reduction €bn 26.0 Net Debt €26.2bn reduction since Jun 2016 (-26.1% y-o-y) M&A completion; strong FCF 2 Doubling Shareholders’ Equity in 2021: €22.2bn mainly on M&A transactions executed Ex-spectrum (1) Source; Analysys Mason

Enabling sustainable growth

Q4 21 highlights

Revenues y-o-y org	OIBDA y-o-y org	Net Debt y-o-y	Solid FCF ex-spectrum
Consistent growth	Resilient OIBDA	€26.0bn	Sequential improvement
+3.1%	**+0.4%**	**-26.1%**	**€1,273m**
All business units growing	Better trends in Spain q-o-q	€11.0bn capital gains in FY 21	FY €3,755m

- ✓ **Simultaneous organic revenue and OIBDA y-o-y growth for the third quarter in a row**
  - Accelerating trend in B2B organic revenue growth for 5th consecutive quarter to +5.5% y-o-y
- ✓ **Minor FX impact in Q4** (-0.2 p.p. to OIBDA y-o-y). Spot rates imply further tailwinds
- ✓ **Improving commercial momentum**; superior connectivity P&S, outstanding digital experiences and highly efficient networks
  - Customer-centric mindset, enhanced customer loyalty (2.5% churn)
- ✓ **Benchmark CapEx/Sales** (ex-spectrum) **at 14.2% in 2021**
  - Hispam at 10.1%, Spain 11.8%, Brazil 19.7% and Germany 16.5%
  - ~45% of CapEx (ex spectrum) allocated to NGN. Capturing growth opportunities
  - Promoting inclusive connectivity through efficient, wide-reaching and secure networks
- ✓ **Delivering on ESG:** 8th consecutive year in A list by CDP; 1st in Digital Inclusion Benchmark; BoD restructuring
- ✓ **Contributing to the economy:** GDP contribution of €48.9bn, impact on employment 1.2m jobs and fiscal contribution of €9.1bn

3 | Telefónica

FX Contained at FCF (FY: -€121m) Changes to the perimeter (VMO2, TLXS towers, Costa Rica) € (m) Q4 FY Revenues (31) (1,012) OIBDA (6) (371) 4 Capital gains (VMO2, TLXS & T. DE towers, Costa Rica, FibreCos) € (m) FY OIBDA 10,994 Net income 8,447 € (m) Q4 OIBDA (1,526) Net income (1,123) Restructuring provisions Mainly Spain € (m) Q4 FY Revenues (1,765) (3,899) OIBDA (561) (1,278) FY 21 Q4 21 € in millions Reported Reported y-o-y Organic y-o-y Reported Reported y-o-y Organic y-o-y Revenues 39,277 (8.8%) 2.0% 9,674 (11.3%) 3.1% OIBDA 21,983 62.9% 1.4% 1,363 (63.7%) 0.4% OIBDA Underlying 13,023 (10.1%) 3,226 (13.6%) Net Income 8,137 n.s. (1,198) c.s. FCF (incl. leases principal payments) 2,648 (44.8%) 1,178 (40.9%) Net Financial Debt (€bn) ex-leases 26.0 (26.1%) € (m) Q4 OIBDA & Net income (393) Impairment Peru Financial summary

2021 upgraded guidance met 2021 calendar payments Jun/21 €0.20/sh. (Voluntary Scrip) Dec/21 €0.15/sh. (Voluntary Scrip) Financial Targets 2021 Guidance FY 21 Revenues (y-o-y organic) “Stable to slight growth” (upgraded in H1 from “stabilisation”) 2.0% OIBDA (y-o-y organic) “Stable to slight growth” (upgraded in H1 from “stabilisation”) 1.4% CapEx/Sales (ex spectrum & obligations (Brazil)) Back to normalised level up to 15% 14.2% 2021 guidance Telxius Towers and T. UK deconsolidated as of 1 June and Costa Rica as of 1 August Shareholder remuneration 2021 Dividend €0.30/Share Interim Dec-21 €0.15/sh. (Voluntary Scrip) Final Jun-22 €0.15/sh. (Voluntary Scrip) 2.41% treasury stock to be cancelled 5

ESG initiatives aligned with UN SDGs

"E": ENVIRONMENTAL; BUILDING A GREENER FUTURE

- **Reducing our carbon footprint** (SDG #7, #12, #13)
  - **-70% in our carbon emissions; -27% value chain emissions**
  - **More long-term renewable electricity agreements**
  - **1.4k COs closed in Spain**, saving total of 1k GWh
  - **Completed 3G switch-off** in **Germany**, equal to energy savings of 60 GWh p.a.
  - Launched 'Telefónica Forest' project in Spain, **1st nature-based CO2 absorption initiative**
- **Empowering our customers to decarbonise** (SDG #11, #12):
  - **Eco Rating (B2C)** scheme now available in main markets, informing consumers on the environmental impact of >150 smartphones
  - **Eco Smart (B2B)** label now in Brazil (already in Spain), enabling B2B customers to identify the environmental benefits of digital products

Included on **CDP A-List** for 8th consecutive year


17
16
8
5
9
4
11
13
7
12

"S": SOCIAL; HELPING SOCIETY TO THRIVE

- **Driving connectivity** (SDG #9)
  - 2.4m people (13.5k communities) connected in Peru via "Internet For All" project
  - 15.6m PPs with gigabit BB in UK
- **Global Innovation & Talent Hub;** cutting-edge technology centre of excellence and training (SDG #4, #8, #9)
- Regional **entrepreneurial platform** in Latam to scale up 600 start-ups (SDG #9, #8)
- **More inclusive workplaces**
  - Vivo and T. Tech committed to recruit more individuals with disabilities (#SDG 10)
  - TEF, Vivo, O2 DE included in the Bloomberg Gender-Equality Index (SDG #4, #8)

#1 worldwide in **Digital Inclusion**, according to the World Benchmarking Alliance

"G": GOVERNANCE; LEADING BY EXAMPLE

- **Restructured BoD and Committees;** reduced to 15 members, **9 independent** and **female representation** increased to 33% (SDG #5, #16)
- Updated **privacy & security** centres across all local brand websites (SDG #16)
- **100% of suppliers** comply with our **sustainability standards** (SDG #8, #17)
- Commitment to **sustainability-linked financing**: >€10bn (all SDGs in graph)

#1 in ICT sector in Ranking **Digital Rights**

6 | Telefónica

ESG leaders with well-defined targets Climate change and energy Circular economy Decarbonising the economy Digital Inclusion Gender equality • Become a zero waste company by 2030 • Increase reuse of customer equipment (e.g., routers) to 90% by 2024 • 100% of branded equipment to include ecodesign criteria by 2025 • 12m CO2t avoided emissions by customers annually by 2025 (via digital services) • 50% of the B2B portfolio verified as sustainable by 2024 • Top 5 in Digital Inclusion Benchmark • Expand connectivity: 90-97% rural coverage in main markets by 2024 • Increase digital skills: commitment to train >100k people p.a. in digital skills • Zero unadjusted pay gap by 2050. Zero adjusted pay gap by 2024 • Parity (<60% and >40% of each gender) in top governing boards by 2030 • 33% female executives by 2024. Parity by 2030 • Net zero (Scopes 1 & 2) by 2025 in key markets and across whole footprint by 2040, including the value chain • Energy efficiency: reduce energy consumption per traffic unit (MWh/PB) by 90% in 2025 (vs. 2015) • 100% renewable: by 2030 all electricity used globally will be from renewable sources 7

FY & Q4 21 Results Mr. Ángel Vilá COO

€90.4 Revenues Organic Spain | Customer-centric model leads to high cash conversion Key financials Key KPIs 0.5% (3.4%) 0.1% (5.3%) ● Record NPS (36%) and widened GAP vs competitors ● Solid convergent KPIs • ARPU +0.9% q-o-q; Churn -0.3 p.p. y-o-y • Strong growth in digital services ● Reinforced positioning across segments • “La Liga” rights acquisition; 7% deflation (22-27) • “Fusión Digital Pymes“ launch to foster digitalisation ● Price upgrade effective in Q1 22 ● Long-term green energy agreement signed, fixed price for 10 years ● FibreCo focused on lower density areas targeting >5m PPs ● Sustained y-o-y revenue growth • Strong handset (+75.3% y-o-y) and record IT sales in Q4 21 ● Superior profitability, proven execution of efficiency plan • Efficiencies (commercial savings, network & IT…) offset energy hike • Redundancy plan (€1.4bn provision in Q4; ~€200m run-rate savings from 2023) ● Benchmark in CapEx intensity and cash generation • 81% 5G coverage; 26.9m PPs with FTTH (+1.7m in FY 21) Key milestones Financial highlights OIBDA Net adds (k) Contract FBB 9 (15) (46) 16 1 (39) TV 1.4% Conv. ARPU H2 > H1 Conv. Churn Best since Q2 17 38.7% 26.9% OIBDA Margin OIBDA-CapEx/ Revenues 11.8% CapEx/Revenues 8 Q4 21 FY 21 Q3 21 Q4 21

415 518 (7.5%) 1.6% (2.2%) 3.1% 4.0% Key financials Net additions (k) ARPU y-o-y Operational KPIs Revenues OIBDA Key milestones Financial highlights Mobile contract ● Strong commercial momentum; driven by O2 free portfolio and network parity ● 5G network now covering ~30% of population, switched-off 3G ● Reduced Scope 1 + 2 emissions by 97% since 2015 ● Continued revenue growth; driven by ongoing mobile expansion ● Q4 21 OIBDA performance impacted by • COVID-19 related phasing of marketing spend to enhance commercial momentum and brand perception • Technology transformation including 3G switch-off ● Passed CapEx peak in FY21, +17.3% y-o-y; Capex/Sales 16.5% OIBDA-CapEx O2 contract ARPU O2 contract churn stable y-o-y Q4: 1.0% 0.9% 0.7% 31.2% 14.7% y-o-y organic Margin Germany | Strong FY 21 growth momentum Q4 21 FY 21 30.6% Q3 21 Q4 21 9

UK | Extending network leadership and commercial strength

Operational KPIs

Accesses, m (y-o-y)



+5%
56.0
Total
+7%
42.2
Total mobile
+2%
15.9
Mobile Contract
+3%
5.6
FBB
O2 contract churn
0.9% in Q4
Premises Passed
15.6m

Key Milestones

- **Strong commercial momentum,** total base 56.0m +5% y-o-y
- **Completed Gigabit network upgrade,** largest contributor to Government gigabit target
- **5G in >300 towns & cities**; targeting 50% pop coverage in 2023
- **FTTP upgrade pilots underway,** cost expectations as forecast
- **FibreCo JV** discussions underway, targeting up to 7m greenfield PPs

Net 2025 ZERO EMISSIONS

Key financials

y-o-y proforma organic[1]



Margin
Q4 21
FY 21
(0.7%)
(1.2%)
Revenues
(1.1%)
2.0%
32.4%
34.7%
OIBDA
(7.2%)
10.5%
OIBDA-CapEx

Financial highlights

- **Revenue stabilising**
  - Mobile improved q-o-q due to flagship handset launches
  - Fixed decline q-o-q due to B2B wholesale phasing
- **FY 21 OIBDA growth**
  - H2 21 costs starting to normalise to post COVID-19 levels
  - Increased investment in growth drivers
- **FY 21 CapEx +11.3%** y-o-y > NGN investments in Lightning & 5G
- **2022 Outlook**: mid-single-digit growth in proforma transaction adjusted EBITDA (before CTC), supported by improved top-line growth and the delivery of synergies.
- **2022 cash distribution** to shareholders anticipated to be £1.6bn

(1) Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria

10 Telefónica

Brazil | OIBDA growth offsets cost inflation

Operational KPIs

Accesses (y-o-y)



4%
8%
36%
3%
Total
Contract
FTTH
IPTV

Key milestones

- **Differential assets allow to maintain a clear leadership**
  - 33.1% MS in mobile; 37.0% MS in postpaid
- Going beyond traditional telco; creating a **digital ecosystem**
- **Efficient transformation to FTTH**
  - Cheaper organic expansion: deployment cost -60% in 2 years
  - Alternative strategies improving CapEx allocation
  - 1.2m new FTTH connections in FY 21 (24% up-take)
  - Target to reach 30% up take in 2024 with 29m PPs

Net 2025 ZERO EMISSIONS

Key financials



y-o-y organic
Q3 21
Q4 21
2.2%
2.8%
3.0%
1.7%
Revenue
OIBDA



FY 21
Organic y-o-y
45.4%
25.7%
OIBDA Margin
OIBDA-CapEx/ Revenues
(0.1 p.p.)
(1.8 p.p.)

Hedging inflation, macro concerns abating

- **Service revenue kept its growth trend**
  - MSR +3.1% on larger accesses base and progressive tariff update
  - Fixed revenues: continued positive trend (+0.8%)
- **Growth & transformation CapEx 87% of total** (> fibre; < legacy)
- **Vivo's ESG initiatives** continue to evolve
  - Inaugurated its first biogas facility
  - Ranked as the top telco in Latam within the DJ Sustainability Index
  - Oi mobile deal approvals obtained. Closing H1 22E

11 Telefónica

Telefónica Tech

Tech | Accelerating our sustainable fastest-growing business

T. Tech revenue

€m; y-o-y


33.6%
50.3%
944
346
Q4 21
FY 21

Scaled and enhanced capabilities

- **Revenue growth mostly organic** and enhanced via M&A
- **Superior assets, best-in-class partners, cross-selling advantage**
- **Strong performance in 2022 anticipated** by current funnel
- **Industry recognition**
  - *Palo Alto* - Best EMEA Provider; *Transforma* - Top 3 CSP IoT Peer Benchmarking ; *GlobalData* -Leader in Global Industrial IoT Services

T. Cloud & Cyber Tech

- **Enhanced SMB offer** in Spain and Hispam
  - "Fusion Digital" in Spain (easing access to ERF financing)
- **Microsoft** agreement on **hybrid cloud for PA**
- **CyberArk** teaming on **Identity Security Managed Services**



#CONSORCIO VALENCIA 2007

Cybersecurity

World's first Cybersecurity Living Lab for navigation


Navantia

#NAVANTIA

Cybersecurity

with the Ministry of Defense in Spain

T. IoT & Big Data Tech

- **Strong momentum** in Connected Cars, Big Data, Industry 4.0 and Utilities
- **IoT connectivity revenue:** +19% y-o-y in FY 21
- Reinforces positioning in Spain by delivering **IoT** connectivity services **direct to customers** (B2B)



#CANAL ISABEL II

Smart Water Solution
NB-IoT network

Reduce wastage, optimise consumption and sustainability



#ALD AUTOMOTIVE

Smart Mobility + Geotab

Proactive car maintenance
Improving sustainability and safety

12 | Telefónica

Infra | Growth and optionality ahead

UGG

- **50% Allianz / 50% TEF**
  (40% T. Infra / 10% T.DE)
- **Accelerated rollout & comm.**
  - Signed MoUs representing >170k PPs (up c.70% q-o-q)
  - Launched in 6 "Länders"
  - 1st customer connected in June (record time 4 months)
  - 2 additional ISPs already selling (in addition to O_2)
- **€1.65bn financing** raised securing liquidity needs >3yrs
- **Target: >2m PPs in 6yrs**
  - c.50,000 km fibre

FiBrasil

- **50% CDPQ / 50% TEF**
  (25% T. Infra / 25% T.BR)
- **Closing after approvals in Jul-21**
  - 1st add-on acquisition Aug-21
- **Execution on track**
  - 2.0m PPs deployed in FY 21
  - 550m BRL in debentures to accelerate rollout
- **Target >6.0m PPs in 4yrs**
  - 1.6m brownfield PPs
  - EV/OIBDA PF 16.5x

ON*NET Fibra

- **60% KKR/ 40% TEF**
  (40% T.CHL)
- **Accelerated deployment & connections**
  - c.1m additional PPs deployed in FY 21
  - T. Chile recovered FBB leadership after 5yrs
- **Target: 3.5m PPs by 22E**
  - 2m brownfield PPs
  - EV/OIBDA 18.4x

InfraCo

- **60% KKR/ 40% TEF**
  (40% T.COL)
- **Closing after approvals in Jan-22**
- **Target: c.4.3m PPs in 3yrs**
  - c.1.2m brownfield PPs
  - EV/OIBDA PF c.20x
  - ND reduction TEF c.€0.2bn

Further growth & optionality ahead

Fibre
- 55.8m owned FTTH PPs
- **50%/50% JV up to 7m greenfield PPs** (UK)
- **55%/45% JV; >5m PPs focused in lower density areas** (Spain)

Mobile Sites
CTIL 15.9k

Group (ex-UK) 27.0k

Telxius Subsea Cable
- 94k km of subsea cables
- 13 submarine cable systems
- Agreed new ownership: T. Infra 70%, Pontegadea 30%

Data Centres
Nabiax

(20% T. Infra; post execution of 2nd closing 2022E)

14 DCs (39 MWs)

13 | Telefónica

FY & Q4 21 Results Ms. Laura Abasolo CFCO & Head of T. Hispam

● Commercial momentum intact • Outstanding performance in contract along 2021 • 1.8m net adds, 2.2% churn under control (despite competition) • Accelerating FTTH deployment efficiently • 12.3m FTTH PPs (+2.4m in FY21 vs. 1.2m in FY 20) • 82% of 2021 deployment through third parties ● NPS improvement in the region; leading in most countries ● FY 21 Revenues & OIBDA y-o-y growth in reported terms (+5.5%; +73.5%) ● Focus on OIBDA-CapEx growth (+2.0% FY 21 organic) ● Reduced capital employed (FY 21: -22% y-o-y) • 10% CapEx/sales in FY 21 (vs. 14.4% in FY 19) • Efficient infrastructure, legacy shutdown y-o-y organic 6.0% 11.6% 6.2% 4.0% Service Revenue OIBDA 2.0% OIBDA-CapEx Hispam | Growing profitably in value Key financials Key milestones Solid financial performance FY 21Q3 21 Q4 21 Operational KPIs Contract FTTH IPTVTotal 2% 8% 25% 58% Accesses (y-o-y) ● Launch of social services & initiatives in most countries • CIV-LAC launch (Allianz with IDB), a regional entrepreneurial platform which will scale up around 600 startups with large and medium-sized companies from Spain and Latam • Scotiabank Colpatria granted T. Colombia a new sustainable credit line for c. USD 24.5m for environmental and social impact projects 14

Significant debt reduction on strong FCF and inorganic measures

Net Financial Debt


€m
-€9.2bn
ND/OIBDAaL
2.79x
ND/OIBDAaL
2.59x
35,228
(2,648)
65
1,460
844
(9,466)
549
26,032
€26.3bn
Dec-20
FCF
Hybrids
Shareholder remun. (incl. hybrid coupons)
Pre-retirement commitments
Net financial investments
FX & Others
Dec-21
Post closing[1]
€34.1bn incl. IFRS-16 Leases

Sources of long-term financing

(2021 & 2022 YTD)


(€bn)
€9.4bn Total ESG Financing
1st Sustainability hybrid in the telecom sector
CLP 148.000m Bank financing, CLP 90.000m and $500m bond issuances at T. Chile
1.8
5.5
0.2
2.0
1.7
0.6
0.2
0.8
0.1
12.8
Sustainability Financing (Hybrid)
Suatainability linked RCF
Sustainability Linked Loans ColTel
Green Bonds JV VMed O2UK
Telefonica and Allianz JV financing
CTIL Loan
Bank Financing
Financing at Subsidiaries
Debentures FiBrasil *
Total

Key Metrics


13.63 yrs
Avg. debt life
3.86%
Interest payment cost (ex lease interests)
€24.6bn
Liquidity position
Current liquidity exceeds maturities beyond 2024

* Telefônica Brasil S.A, Telefónica Infra, S.L.U., and Caisse de dépôt et placement du Québec JV in Brazil

1. Includes net proceeds from the sale of El Salvador, creation of Colombia fibre vehicle, the recovery of Telxius tax payments in advance, including the acquisition of Geprom and Oi, and after increasing the stake in Telxius submarine cable

15 Telefónica

Conclusion Mr. José María Álvarez-Pallete Chairman & CEO

2022 guidance organic y-o-y and including 50% of the JV in 2022 and 2021 2021 stable and sustainable dividend 2022 DIVIDEND €0.30/SHARE Interim Dec-22 €0.15/sh. (cash) Final Jun-23 €0.15/sh. (cash) 2022 calendar payments Jun/22 €0.15/sh.; voluntary scrip Dec/22 €0.15/sh.; cash SUSTAINABLE VALUE CREATION, IMPROVED ROCE Transforming networks Ramping-up digitalisation Consistent growth, efficiencies, good cash conversion Disciplined capital allocation ESG excellence 2.41% treasury stock to be cancelled Financial Targets 2021 Base 2022 Revenues €42,452m “Low single digit growth” OIBDA €14,127m “Low single digit growth” CapEx/Sales (ex spectrum) 14.7% Up to 15% 2022 outlook |Driving returns through growth Shareholder remuneration 16

2021; successful delivery of strategic priorities • Structure simplification through the sale of Telxius towers, Costa Rica and El Salvador, with significant debt reduction • Stronger portfolio; VMO2 JV in UK, Oi acquisition in Brazil (close H1 22E), T. Hispam’s new management model • Clear drive towards fibre through own deployment and creation of fibre vehicles (including greenfield in UK and lower density areas in Spain) • Accelerating growth in T. Tech with organic and inorganic initiatives aimed at reinforcing capabilities • Delivering efficiencies across the board; focus on digitalisation and consumer digital ecosystem 2021 guidance achieved Best-in class CapEx to Sales ratio; enhanced UBB experience (FTTH & 5G) • Promoting inclusive connectivity through efficient, wide-reaching and secure networks Positive trend maintained in Q4 21 • Consistent top line and OIBDA growth • Strong free cash flow, improving q-o-q trend Strong outlook for 2022 • Good momentum into 2022; well positioned in markets leverage leadership position and competitive advantages • Continued focus growth and returns Return to value accretive growth 17

Telefónica’s management will host a webcast on 24th February at 10:00 AM (CET), 9:00 AM (GMT), and 4:00 AM (EST) Participants from Telefónica: José María Álvarez-Pallete (Chairman & CEO), Ángel Vilá (COO), Laura Abasolo (CFCO & Head T. Hispam), Eduardo Navarro (Chief Corporate Affairs & Sustainability Officer) and Adrián Zunzunegui (Global Director of Investor Relations). • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. Webcast Q&A Session Results presentation and Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 24, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer